August 10, 2010
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Spectrum Pharmaceuticals, Inc. File No. 000-28782 Responses to SEC Staff comments made by letter dated July 27, 2010
Ladies and Gentlemen:
Spectrum Pharmaceuticals, Inc. (the “Company”) hereby respectfully submits its responses to the Securities and Exchange Commission (“SEC”) Staff comments made by letter dated July 27, 2010, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed on April 5, 2010, Form 10-Q for the quarterly period ended March 31, 2010 filed on May 10, 2010 and Proxy Statement on Schedule 14A filed on April 28, 2010 (the “Proxy Statement”). The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the Staff in the July 27, 2010 letter. Each response is preceded by a reproduction of the corresponding Staff comment. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.
Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9. Income Taxes, page F-27
1.
Please revise your disclosure to discuss the material changes in the amounts in the rate reconciliation for the periods presented and explain the underlying reason for each amount, specifically the expired tax attributes, credits and permanent items and other. The disclosure should explain why recognition in the current year was appropriate and why recognition in a prior year was not required. In addition, indicate the extent that items are expected to have an effect beyond 2009.

Response 1:
The Company supplementally provides the following disclosure to clarify the matters described above:
The Company has historically reported losses for income tax purposes. Management evaluated the losses and concluded that the losses have not met the “more likely than not” to be realized criteria; and therefore, the Company has, in compliance with GAAP and SEC guidance, not recognized the benefit of net operating losses on its statement of operations, and has recorded a 100% valuation allowance to reduce such benefits and net deferred tax assets to zero.

Securities and Exchange Commission
August 10, 2010

In 2009, for the first time, the Company became subject to income taxes payable at the Federal and State level. Accordingly, the Company conducted a thorough analysis of tax attributes, credits and other items. In the rate reconciliation for 2009:
•
Expired Tax Attributes of $8.1 million represent the tax effected value of expired foreign net operating losses. Reflection of these events in the 2008 and 2007 rate reconciliation as Expired Tax Attributes would have been fully offset with a corresponding decrease in valuation allowance, such that there would be no impact on the tax provision for those years.

•
During 2009, the Company generated Federal, State and Foreign research and development credits in the amount of $1.6 million. Because it was able to utilize some of these credits in the current year, the Company recognized a tax benefit for the full amount of the credits with a valuation allowance for credits it could not utilize in the current year. In prior years, the Company had no ability to utilize such credits and therefore did not recognize them. Recognition of such credits in the 2008 and 2007 rate reconciliation would have been fully offset with a corresponding increase in valuation allowance, such that there would be no impact on the tax provision for those years.

•
Permanent items and other of $0.8 million in 2009 consisted of disallowed tax deductions for meals and entertainment (M&E) and Keyman life insurance, and excluded tax-exempt interest income. It also included $2.0 million of disallowed stock compensation expense offset by $1.5 million of 2008 return-to-provision adjustments. In prior years, these amounts were included in reported net operating loss and offset with a full valuation allowance. Consequently, separate disclosures of these items for 2008 and 2007 to make them consistent with 2009 would require reclassifications that would not impact the tax provision for those years.

Other than normal return-to-provision adjustments, the foregoing matters are not expected to have an effect on the Company’s tax provision in 2010 and beyond. Further, it should be noted that in view of management’s assessment that the Company expects to continue to record net operating losses in the immediately foreseeable future, deferred tax assets are likely to continue to be subject to a 100% valuation allowance to reduce them to zero. Nevertheless, the Company will continue to evaluate its rate reconciliation disclosures in future filings to reflect individually material line items and changes for periods presented.

Securities and Exchange Commission
August 10, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24
2.	Please revise to explain the reasons for the decrease in the sales amount for FUSILEV from the three months ended March 31, 2009 to March 31, 2010 and their expected effect on future sales.
Response 2:
In response to the clarification requested by the Staff, in the Form 10-Q for the quarterly period ended June 30, 2010, the Company has included the following disclosures related to the decrease in the sales amount for FUSILEV between 2009 and 2010; and will continue to make such disclosures as long as they continue to be relevant:
•	Business Outlook

FUSILEV: Starting late 2008 through early 2009, there was a disruption of leucovorin supplies. We mobilized our resources to help the oncology community address the situation. At the time, we worked with the FDA and the oncology community and were able to supply FUSILEV (levoleucovorin) to fulfill part of the shortage and benefit several thousand cancer patients. Once again, beginning in June 2010, a similar situation has occurred. We are again working with the FDA and the oncology community to supply FUSILEV and address the disruption in supplies of leucovorin, which is critical to the care and survival of cancer patients. In the long run, expansion of FUSILEV sales largely depends upon our obtaining FDA approval for use of FUSILEV in combination with 5-FU containing regimens for the treatment of colorectal cancer; and subsequent favorable reimbursement. In October 2008, we filed a supplemental New Drug Application, or sNDA for advanced metastatic colorectal cancer. In October 8, 2009, we received a Complete Response letter from the FDA regarding our sNDA. We met with the FDA in January 2010 and the FDA has requested additional data, which we plan to submit as soon as available.

•	Results of Operations for the three-month period ended June 30, 2010 compared to the three-month period ended June 30, 2009

During the three-months ended June 30, 2010, we recorded $9.3 million from product sales with approximately $6.9 million related to sales of ZEVALIN and approximately $2.4 million related to sales of FUSILEV (each net of estimates for promotional, price and other adjustments, including adjustment of the allowance for product returns), with a total cost of product sold being approximately $3.6 million. Product revenues recorded in the three-month period ended June 30, 2009 were approximately $6.0 million with approximately $3.3 million related to sales of ZEVALIN and approximately $2.7 million related to sales of FUSILEV, with a total cost of product sold being approximately $1.4 million. The increase in ZEVALIN revenues in 2010 results from a combination of increased sales volume and selling price adjustments. We expect ZEVALIN revenues for the remainder of 2010 to continue at a pace similar to the quarter ended June 30, 2010. Revenues from the sales of FUSILEV have fluctuated in 2009 and 2010. During the first and second quarters of 2009, FUSILEV sales were higher due to the supply disruption of leucovorin, described elsewhere herein. The disruption in supply abated in the second quarter of 2009, and subsequent FUSILEV sales were significantly lower than experienced in the first half of 2009. Commencing towards the end of the second quarter of 2010, a similar disruption has emerged; and accordingly, the second quarter of 2010 sales of FUSILEV have seen growth over the prior quarter of 2010. We are unable to determine how long the current disruption in supplies of leucovorin will last.

Securities and Exchange Commission
August 10, 2010

•	Results of Operations for the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009

During the six-months ended June 30, 2010, we recorded approximately $16.4 million from product sales with approximately $13.4 million related to sales of ZEVALIN and approximately $3.0 million related to sales of FUSILEV (each net of estimates for promotional, price and other adjustments, including adjustment of the allowance for product returns), with a total cost of product sold being $6.8 million. Product revenues recorded in the six-month period ended June 30, 2009 were approximately $18.1 million with approximately $5.9 million related to sales of ZEVALIN and approximately $12.2 million related to sales of FUSILEV, with a total cost of product sold being $3.2 million. The increase in ZEVALIN sales is attributable to a combination of increases in unit sales and selling prices. Revenues from the sales of FUSILEV have fluctuated in 2009 and 2010. During the first and second quarters of 2009, FUSILEV sales were higher due to the supply disruption of generic leucovorin, described elsewhere herein. The disruption in supply abated in the second quarter of 2009, and subsequent FUSILEV sales were significantly lower than experienced in the first half of 2009. Commencing in the second quarter of 2010, a similar disruption has emerged; and accordingly, the second quarter of 2010 sales of FUSILEV have seen growth over the prior quarter of 2010. We are unable to determine how long the current disruption in supplies of leucovorin will last.

Definitive Proxy Statement on Schedule 14A
Fiscal 2009 Compensation, page 22
3. We note from your disclosure that the Compensation Committee determines the compensation for your named executive officers based on the contributions of such officers in achieving the performance objectives established at the outset of the year. Please provide disclosure that clarifies:
•
All of the objectives, both corporate and individual, that were applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

•	The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

•	The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded.

•
The evaluation by the Committee of the actual level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them. For example, how did the Committee take the corporate accomplishments listed on pages 22 and 23 into consideration when assessing the level of achievement of the performance objectives established at the beginning of the year and how did these specific achievements translate into the cash awards made?

Securities and Exchange Commission
August 10, 2010

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.
Response 3:
In response to the Staff’s comment, the Company advises the Staff that it will provide the following type of disclosure in future Proxy statements:
As stated on page 20 of the Proxy Statement, the Company’s aggressive plans for future growth, including maximizing the growth potential of its marketed drugs, ZEVALIN® and FUSILEV®, and managing multiple large, late-stage clinical trials for apaziquone (EOquin®), have shaped the Compensation Committee’s executive compensation philosophy. In this regard, the Board of Directors sets stretch goals for the Company at the start of each year, which constitute the performance objectives for the Chief Executive Officer and the Company’s other executive officers. Generally, such goals are stated as strategic objectives rather than quantitative targets.
The major business objectives established for the Company’s executive officers at the start of 2009 are broadly outlined as follows:
I. Drug Portfolio Goals
•	ZEVALIN: Acquire 100% of U.S. rights to ZEVALIN, receive FDA approval for its use in first line treatment, and expand its sales.

•	FUSILEV: Maximize FUSILEV sales, and advance an sNDA for its use in the treatment of colorectal cancer.

•	Apaziquone (Eoquin): Complete enrollment by year-end 2009/Q1 2010 of 1,600 patient studies in two registrational trials for bladder cancer.
•	Seek an Asia/Japan partner by year end and scale up the manufacturing process.
II. Financial Resources
•	Raise $20-$30 million in working capital.

•	Maintain tight control over the Company’s expenses.
III. Human Resources
•	Enhance leadership capabilities of personnel.

•	Hire appropriate personnel to support ZEVALIN development and commercialization.
IV. Investor Relations
•	Continue to present at strategic healthcare and partnership conferences.

•	Continue to build a base of strategic investors.
In determining compensation for executive officers, the Compensation Committee evaluates the executive officers’ performance based primarily on advancement of the Company’s business objectives, such as the corporate objectives listed above for fiscal 2009. In addition, the Compensation Committee uses broad-based third party surveys to obtain a general understanding

Securities and Exchange Commission
August 10, 2010

of current compensation practices and benchmarks compensation levels against peer companies. However, determining individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the Compensation Committee’s determination of individual performance is a subjective determination (taking into account the recommendations of Dr. Shrotriya with respect to the individual performance of Mr. Kumaria, the Company’s Vice President of Finance) as to whether the executive officer substantially achieved the stated objectives or over performed or under performed with respect to corporate objectives that were deemed to be important to the success of the Company.
In January 2010, the Compensation Committee determined that the Company’s executive officers met or exceeded each of the above-listed business objectives, based on consideration of factors listed below:
Drug portfolio goals were met or exceeded
•	the generation of approximately $28.2 million in sales from two anticancer drugs for the first time in the history of the Company;

•	the acquisition of full U.S. rights to Zevalin, one of its leading anticancer drugs;

•
the approval by the U.S. Food and Drug Administration, or FDA, of ZEVALIN for an expanded label for the treatment of patients with previously untreated Follicular non-Hodgkin’s Lymphoma who achieve a partial or complete response to first-line chemotherapy, thus vastly expanding the number of patients that could benefit from ZEVALIN;

•
the receipt of a favorable ruling from the Centers for Medicare and Medicaid Services stating that ZEVALIN, like most other drugs, should be reimbursed under an Average Sales Price methodology in the Hospital Outpatient Prospective Payment System, creating a consistent reimbursement standard in the hospital setting. This achievement, almost seven years after the launch of ZEVALIN, is a remarkable accomplishment as a lack of this reimbursement was one of the road blocks for the use of ZEVALIN for treating cancer patients;

•
the attainment of Category 1 status, the highest obtainable, in the National Comprehensive Cancer Network (“NCCN”) guidelines. This achievement requires uniform consensus by a panel of experts that there is unequivocal evidence of patient benefit. This highest-level status further supports favorable reimbursement policy;

•
the completion of enrollment, ahead of schedule, in two large Phase 3 pivotal clinical trials involving over 1,600 patients with bladder cancer for apaziquone (EOquin) resulting in the Company’s receipt of a $1.5 million milestone payment from Allergan, Inc.; and

•	the acquisition of all rights to RenaZorb, a lanthanum-based nanotechnology compound with potent and selective phosphate binding capabilities, from Altair Nanotechnologies.
Financial Resource goals were met or exceeded
•
the raising of more than $100 million through equity financings in 2009 during difficult economic times and market conditions. The funds raised were critical in meeting our strategic goals related to our anticipated operating requirements through 2010 and beyond;

Securities and Exchange Commission
August 10, 2010

•
the successful conclusion of arbitration proceedings with Cell Therapeutics, Inc. (“CTI”) relating to CTI’s sale of its membership interests in RIT Oncology, LLC, the Company’s 50/50 joint venture, resulting in the Company’s receipt of a $4.3 million arbitration award from CTI;

•
the entrance into strategic collaborations with Nippon Kayaku Co. Ltd. and Handok Pharmaceuticals Co. Ltd. for the development and commercialization of apaziquone (EOquin) in Asia, generating $16 million in upfront payments, and creating the potential to generate an additional $155 million in future milestone payments; and

•
the maintenance of tight control over cash used in operations. In spite of the additional personnel hired, and the expansion of activity associated with the acquisition of ZEVALIN in early 2009, the Company only used approximately $18 million net cash in operations in 2009, which was consistent with budget expectations and was possible due to strict financial discipline.

Human resource goals were met
•	the addition of approximately 90 individuals primarily related to Zevalin medical affairs, clinical development, regulatory affairs and commercialization;

•	the companywide training and employee development to enhance corporate communication and teamwork; and

•	the one-on-one training for key individuals in leadership roles to enable desired levels of performance to advance corporate objectives.
Investor relations goals were met
•
The Company presented at several strategic healthcare and partnership conferences and continued to build on its investor base. In addition, during 2009, the Company experienced an increase in its market capitalization of approximately 400%.

For fiscal 2009, the Compensation Committee determined that the individual performance of Dr. Shrotriya, the Company’s Chairman, President and Chief Executive Officer, was excellent and exceeded expectations in a number of key strategic areas, including the acquisition of ZEVALIN, a novel, efficacious anticancer drug, attaining FDA approval for a new indication, attaining Category 1 status, the highest obtainable in the NCCN, increasing product sales revenue to over $28 million, and raising more than $100 million in working capital through equity financings during difficult economic times and market conditions. In addition, the growth in the Company’s market capitalization far exceeded the Compensation Committee’s expectations. Dr Shrotriya has also been successful in continuing to build a base of strategic investors and attracting and retaining the best management talent. For these accomplishments, the Compensation Committee awarded Dr. Shrotriya a cash bonus of $1 million in January 2010.
For fiscal 2009, the Compensation Committee, based primarily on Dr. Shrotriya’s recommendations, determined that the individual performance of Mr. Kumaria was excellent and exceeded expectations in a number of areas, including financial reporting objectives, pursuing equity financings in the capital markets when share price permitted and focusing on cost containment measures as well as taking the lead or actively participating in value-added corporate projects. Based on the foregoing, the Compensation Committee awarded Mr. Kumaria a cash bonus of $60,000 in January 2010.

Securities and Exchange Commission
August 10, 2010

Risk Assessment of Compensation Policies and Practices, page 24
4.
Please describe the process you undertook to reach the conclusion that your compensation program is not reasonably likely to have a material adverse effect on your company and that it does not encourage or incentivize excessive or inappropriate risk taking by your employees.

Response 4:
Our Compensation Committee has considered the concept of risk as it relates to the Company’s compensation program, and based on such consideration, the Compensation Committee does not believe our compensation program encourages excessive or inappropriate risk-taking for the following reasons:
We structure our pay to consist of both fixed and variable compensation. The fixed (or salary) portion of compensation is designed, in part, to provide a steady income regardless of stock price performance so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) portions of compensation are designed to reward both short and long-term corporate performance. For short-term performance, a cash bonus is awarded based on the achievement of the performance criteria established for the Company and/or each executive officer based on performance criteria that the Compensation Committee believes to be challenging, yet does not encourage risk-taking, such as the achievement of product development and regulatory milestones, the acquisition of new products and the continuation of strategic corporate collaborations. For long-term performance, our stock option awards generally vest over four years and are only valuable if the Company’s stock price increases over time, which further aligns the interests of our executives with those of our stockholders. The Compensation Committee believes that these variable elements of overall compensation are a sufficient percentage of overall compensation to motivate executive officers to produce superior short and long-term corporate results, while the fixed element is also sufficiently high such that the executive officers are not encouraged to take unnecessary or excessive risks. In addition, our internal controls and ethics code also help mitigate risks associated with our compensation program.
Based on the foregoing, the Compensation Committee concluded that risks arising from the Company’s compensation program are not reasonably likely to have a material adverse effect on the Company and do not encourage or incentivize excessive or inappropriate risk-taking by the Company’s employees.
The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

Securities and Exchange Commission
August 10, 2010

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 743-9220, or by facsimile at (949) 788-6706.
Sincerely,
/s/ Shyam Kumaria
Shyam Kumaria
Vice President of Finance